Filed by TD Ameritrade Holding Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TD Ameritrade Holding Corporation
Commission File No.: 0-49992
This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 8, 2009 (the “Merger Agreement”), by and among TD AMERITRADE Holding Corporation (“TD Ameritrade”), Tango Acquisition Corporation One (“Merger Sub One”), a wholly owned subsidiary of TD Ameritrade, Tango Acquisition Corporation Two (“Merger Sub Two”), a wholly owned subsidiary of TD Ameritrade, and thinkorswim Group, Inc. (“thinkorswim”).
Delivering On Our Strategy Fred Tomczyk, CEO Bill Gerber, CFO TD AMERITRADE, Inc., member FINRA/SIPC, subsidiary of TD AMERITRADE Holding Corporation. TD AMERITRADE is a trademark jointly owned by TD AMERITRADE IP Company, Inc. and The Toronto-Dominion Bank. TD Bank has an ownership interest in TD AMERITRADE Holding Corporation. (c) 2008 TD AMERITRADE IP Company, Inc. All rights reserved. Used with permission.

Legal Disclosures In connection with the proposed transaction, TD AMERITRADE plans to file with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus of thinkorswim Group Inc. thinkorswim and TD AMERITRADE each plan to file with the SEC other documents regarding the proposed transaction. The definitive Proxy Statement/Prospectus will be mailed to shareholders of thinkorswim. INVESTORS AND SECURITY HOLDERS OF THINKORSWIM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by TD AMERITRADE and thinkorswim through the Web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from TD AMERITRADE by contacting TD AMERITRADE Investor Relations at www.amtd.com under the Investor Relations heading, or by mail at TD AMERITRADE Investor Relations, 4211 S. 102 Street, Omaha, NE 68124, or by telephone at (800) 237-8692 or from thinkorswim by contacting thinkorswim Investor Relations at www.thinkorswim.com under the Investor Relations heading, or by mail at thinkorswim Group Inc., Investor Relations, 13947 Minuteman Drive, Draper, UT 84020, or by telephone at (612) 201-2363. TD AMERITRADE and thinkorswim, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the Proxy Statement/Prospectus described above. Additional information regarding TD AMERITRADE's directors and executive officers is contained in TD AMERITRADE's proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on January 6, 2009. Additional information regarding thinkorswim's directors and executive officers is contained in thinkorswim's proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on or about April 29, 2008. These documents are available free of charge at the SEC's Web site at www.sec.gov and from TD AMERITRADE by contacting TD AMERITRADE Investor Relations at www.amtd.com under the Investor Relations heading, or by mail at TD AMERITRADE Investor Relations, 4211 S. 102 Street, Omaha, NE 68124, or by telephone at (800) 237-8692 or from thinkorswim by contacting thinkorswim Investor Relations at www.thinkorswim.com under the Investor Relations heading, or by mail at thinkorswim Group Inc., Investor Relations, 13947 Minuteman Drive, Draper, UT 84020, or by telephone at (612) 201- 2363. This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between TD AMERITRADE and thinkorswim and the future financial performance of TD AMERITRADE. These forward-looking statements are based on information available to TD AMERITRADE and thinkorswim as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond TD AMERITRADE's or thinkorswim's control. In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the thinkorswim shareholder approval and regulatory approvals may not be obtained. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in TD AMERITRADE's Annual Report on Form 10-K as filed with the SEC on November 26, 2008, and thinkorswim's Annual Report on Form 10-K for fiscal year 2007 as filed with the SEC on March 17, 2008 and Quarterly Report on Form 10-Q for the third quarter ended November 6, 2008 as filed with the SEC on November 6, 2008. These forward- looking statements should not be relied upon as representing TD AMERITRADE's or thinkorswim's views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

Approximately $606M in cash and stock(1) Creates industry-leading trader platform Introduces state-of-the-art education program to nearly seven million retail client accounts #1 in equity trades, #1 in options trades(2) To Acquire (1) Based on closing stock prices January 7, 2009. (2) Source: Based upon the reports filed publicly by TD AMERITRADE, E*Trade, Schwab, optionsXpress, Fidelity and thinkorswim for the 12 months ended Sept. 30, 2008.

Focus Assets Goal Build on Asset Gathering Momentum Approach Organic Retail Investors Acquisition Trading Maintain Leadership Position Primary Strategic Objectives

Complements and extends active trader leadership position Acquires scale & capabilities Best-in-class options trading platform Best-in-class education program Financially attractive Long-term opportunity Leverage client education to enhance asset gathering Retaining key associates Advancing Our Strategy

A leading and rapidly growing online broker, SWIM... Built for the active trader Best-in-class options trading platform Robust investor education programs Fastest growth in online brokerage industry And will provide AMTD clients... Enhanced options trading capabilities, futures, foreign exchange and portfolio margining Access to best-in-class education content and seminars Advances AMTD trading strategy by several years A Leading Platform, a Competitive Advantage

Pro Forma AMTD SCHW ETFC SWIM OXPS Low 0 301 283 161 49 36 High 350 0 0 0 SCHW AMTD ETFC OXPS SWIM AMTD/ SWIM 283K 301K 161K 36K 49K 350K Source: Company Filings and Press Releases as of September 30, 2008. Period covered is last 12 months ending September 30, 2008. Numbers are in thousands. SWIM Metrics based on Retail DARTs only. Pro Forma AMTD SWIM OXPS Low 0 36 37 23 High 73 0 0 0 36K 37K 73K 23K AMTD OXPS SWIM AMTD/ SWIM Retail Trades Options Trades Strategic Impact of SWIM on Client Trades

Pro Forma AMTD SWIM OXPS Low 0 4.5 5.2 2.9 High 9.7 0 0 0 SWIM INDUSTRY AMTD OXPS Low 50 44 40 13 Third 10 High 20 0 0 0 Strategic Impact of SWIM on Options Trades(1) (1) Source: Company Filings and Press Releases as of September 30, 2008. Industry total per CBOE. 2-Yr growth rate is September Quarter '08 vs. the September Quarter '06 CAGR. Option share represents option trades reported by each respective firm divided by the total option transactions reported by the OCC for the September Quarter '08. Growth in Options Trades OCC Trade Share 44% 40% 172% 13% INDUSTRY OXPS AMTD SWIM 4.5% 5.2% 9.7% 2.9% AMTD OXPS SWIM AMTD/ SWIM

Structure: TD AMERITRADE will acquire thinkorswim Group Inc. for approximately $606M(1) Purchase price includes $225M in cash and 28.3M shares of stock Synergies: Revenue - Client education, brokerage activity Expense - Clearing, technology and corporate functions Combined synergies = approximately $55M Accretion: 3-7% - 2010 10-15% - 12 months following integration and including buyback Timing: Expect deal to close within 6 months Expect complete integration within 18 months of close Approvals: SWIM Shareholders, Regulators Buyback: TD AMERITRADE intends to buy back 28.3M shares Deal Summary (1) Based on closing stock prices January 7, 2009.

AMTD SWIM COMBINED Net Revenues $2,537M $380M $2,917M Pre-Tax Income $1,264M $87M $1,351M Average Client Trades Per Day 301K 49K 350K Average Options Trades Per Day 36K 37K 73K Client Assets $278B $3B $281B Total Accounts 6.9M 0.2M 7.1M Source: Company Filings and Press Releases as of and for the 12 months ended September 30, 2008. Numbers are in thousands. SWIM Metrics based on Retail DARTs only. AMTD DARTs do not include non-revenue generating mutual fund trades. Combined pre-tax income does not include any benefit from synergies or any additional intangible asset amortization that may result from the purchase accounting. Combined Operating Metrics

Advances our trading strategy by several years Complements and extends our leadership position in the active trader space Best-in-class options trading platform Best-in-class education program Leverage SWIM capabilities across AMTD client base Financially attractive to shareholders Highly accretive Underscores AMTD's capabilities as an industry consolidator Key Takeaways

The risk of loss in trading securities, options, futures and forex can be substantial. Clients must consider all relevant risk factors including their own personal financial situation before trading. Options involve risk and are not suitable for all investors. See the Options Disclosure Document: Characteristics and Risks of Standardized Options. Trading foreign exchange on margin carries a high level of risk as well as its own unique risk factors, please read the following risk disclosure before considering the trading of this product: Forex Risk Disclosure. Other Disclosures

Delivering On Our Strategy Fred Tomczyk, CEO Bill Gerber, CFO TD AMERITRADE, Inc., member FINRA/SIPC, subsidiary of TD AMERITRADE Holding Corporation. TD AMERITRADE is a trademark jointly owned by TD AMERITRADE IP Company, Inc. and The Toronto-Dominion Bank. TD Bank has an ownership interest in TD AMERITRADE Holding Corporation. (c) 2008 TD AMERITRADE IP Company, Inc. All rights reserved. Used with permission.